Exhibit 99.2

Article to be posted to Amgen Inc. internal website on November 7, 2011

Amgen Announces Plan to Launch Tender Offer to Repurchase Shares of Amgen Stock and Launch of Senior Notes Offering

Today, Amgen issued a press release announcing a plan to launch a tender offer to repurchase shares of Amgen stock and the launch of a senior notes offering.

Amgen will begin mailing tender offer documents to stockholders tomorrow. Those documents will contain tendering instructions and a complete explanation of the tender offer’s terms and conditions.

Check MyAmgen tomorrow, where copies of the tender offer documents will be posted, including specific instructions for staff who may wish to tender shares held under certain Amgen benefit plans.

Questions about the tender offer should be directed to Georgeson, the information agent for the tender offer, at 877-278-9672.

Communication to be sent to Amgen Inc. Officers and Executive Directors on November 7, 2011

Please DO NOT forward this information.

Today, Amgen issued a press release announcing a plan to launch a tender offer to repurchase shares of Amgen stock and the launch of a senior notes offering.

We realize that you may get questions from staff about this announcement. It is important that we comply with the U.S. Securities & Exchange Commission regulations concerning these types of transactions. Therefore, please do not proactively discuss the announcement with staff. Should you receive questions about it, refer them to the content on MyAmgen.

Today, the content on MyAmgen contains just the announcement press release. Tomorrow, Amgen will begin mailing tender offer documents to stockholders. Those documents will contain tendering instructions and a complete explanation of the tender offer’s terms and conditions. At that time, we will be able to post on MyAmgen copies of the tender offer documents, including specific instructions for staff who may wish to tender shares under certain Amgen benefit plans.

Memorandum to be sent to Amgen Inc. Board of Directors and Executive Officers on November 7, 2011

Memorandum

Date:	• November 7, 2011

To:	• Amgen Board of Directors and Executive Officers

From:	• Amgen Law Department

Subject:	• Trading Restrictions

As you are aware, the Company recently announced its plan to launch a modified Dutch auction tender offer to purchase up to $5 billion of its common stock as well as a public offering of its senior notes. The tender offer will commence tomorrow, November 8, 2011 and is expected to expire at 12:00 midnight, Eastern Standard Time, on December 7, 2011, unless extended.

We wanted to remind you of the importance of pre-clearing all stock transactions during the next few months. Due to the recently announced corporate transactions and our scheduled fourth quarter trading blackout period there will be prohibitions and/or limitations on your ability to buy or sell Amgen shares or exercise Amgen stock options.

Until the completion of the tender offer (and for ten business days thereafter), you may not purchase any Amgen stock or exercise any Amgen stock options. In addition, while like other stockholders you may receive tender offer materials instructing you how to tender/sell Amgen stock in the tender offer transaction, you should not tender/sell any Amgen stock in the tender offer. You may sell shares of Amgen stock in market transactions other than through the tender offer (e.g., sales through your broker); however, even those transactions may become restricted if corporate events require a complete blackout on your trading. We will let you know if and when you become subject to a complete trading blackout, as well as when these tender-offer restrictions cease to be in effect.

We recognize that some of you have Amgen stock options that expire soon. We expect that beginning in late December, it will be possible for you to exercise and hold Amgen stock options using either outstanding shares or the shares underlying the stock options to satisfy the exercise price.

Please contact ###### ######## at (805) 447- #### if you are interested in exercising your stock options following the tender offer period, and she can discuss the various alternatives that are available to you.

As always, please do not hesitate to contact me at (805) 447- #### if you have any questions.